November 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Daniel Morris

Re:	Montrose Environmental Group, Inc.

Registration Statement on Form S-1 (File No. 333-250865)

Dear Mr. Morris:

Montrose Environmental Group, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-250865) (the “Registration Statement”) be accelerated and that it be declared effective November 24, 2020 at 5:30 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Nasym Afsari

Nasym Afsari

General Counsel and Secretary

cc:	Vijay Manthripragada, President and Chief Executive Officer

Allan Dicks, Chief Financial Officer

Peter Wardle, Esq.

Michael E. Coke, Esq.